August 31, 2012

Mr. Robert S. Littlepage

Accountant Branch Chief

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street N. E.

Washington, DC 20549

RE:	USA Mobility, Inc.

File No. 001-32358

Dear Mr. Littlepage:

USA Mobility, Inc. (“USMO”) acknowledges receipt of your letter dated August 29, 2012 requesting responses to your comments on USMO’s Form 10-K for the year ended December 31, 2011.

Pursuant to our telephone conversation, the Company acknowledges your extension of the deadline for responses from September 13, 2012 to September 27, 2012. This extension is necessitated by the vacation and travel schedules of the individuals involved in preparing the responses to your comments. The Company intends, at this time, to respond on or before September 27, 2012.

If you have any questions, please contact me at 703-269-6908.

Sincerely,

Shawn E. Endsley Chief Financial Officer and Chief Accounting Officer

cc:	Kathryn Jacobson, Securities and Exchange Commission

Vincent D. Kelly, President and Chief Executive Officer

Sharon Woods Keisling, Corporate Secretary

William P. O’Neill, Latham & Watkins LLP

Tony Ricciardella, Grant Thornton LLP